LATAM group transported 7.6 million passengers in September

Operating statistics for September 2026
Santiago, October 8, 2026 - During September, LATAM group transported 7.6 million passengers, representing a 3.7% increase compared to the same month of 2025. In line with the above, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 7.7% compared to September 2025. This growth was driven by an 11.1% increase in domestic operations of the affiliates in Chile, Colombia, Ecuador and Peru, together with a 7.8% increase in international operations and a 5.8% increase in domestic capacity offered by LATAM Airlines Brazil.
Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 6.2% compared to September 2025, reflecting growth across all segments. As a result, the consolidated load factor reached 83.1% in September.
Regarding cargo operations, capacity measured in available ton-kilometers (ATK) increased by 2.2% compared to September of the previous year. As a result, 85 thousand tons of cargo were transported during the month, 4.7% more than in the same period of 2025.
The following table summarizes the main operating statistics for the month, quarter and year-to-date as of September for the main LATAM group business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
ir.latam.com

LATAM GROUP OPERATIONS	September			Third Quarter			Year to Date
	2026	2025	% Change	2026	2025	% Change	2026	2025	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	12,838	12,086	6.2%	40,128	38,039	5.5%	115,362	106,525	8.3%
DOMESTIC SSC (1)	1,971	1,824	8.1%	5,913	5,737	3.1%	17,545	17,030	3.0%
DOMESTIC BRAZIL (2)	3,830	3,792	1.0%	12,199	11,839	3.0%	34,477	32,362	6.5%
INTERNATIONAL (3)	7,037	6,470	8.8%	22,016	20,463	7.6%	63,340	57,133	10.9%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	15,457	14,350	7.7%	47,926	44,517	7.7%	137,954	126,637	8.9%
DOMESTIC SSC (1)	2,432	2,190	11.1%	7,171	6,746	6.3%	21,285	20,567	3.5%
DOMESTIC BRAZIL (2)	4,721	4,461	5.8%	14,655	13,751	6.6%	41,964	38,863	8.0%
INTERNATIONAL (3)	8,304	7,699	7.8%	26,101	24,020	8.7%	74,705	67,206	11.2%

PASSENGER LOAD FACTOR
SYSTEM	83.1%	84.2%	-1.2p.p	83.7%	85.4%	-1.7p.p	83.6%	84.1%	-0.5p.p
DOMESTIC SSC (1)	81.0%	83.3%	-2.3p.p	82.5%	85.0%	-2.6p.p	82.4%	82.8%	-0.4p.p
DOMESTIC BRAZIL (2)	81.1%	85.0%	-3.9p.p	83.2%	86.1%	-2.9p.p	82.2%	83.3%	-1.1p.p
INTERNATIONAL (3)	84.7%	84.0%	0.7p.p	84.3%	85.2%	-0.8p.p	84.8%	85.0%	-0.2p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,572	7,303	3.7%	23,528	22,901	2.7%	67,505	64,462	4.7%
DOMESTIC SSC (1)	2,675	2,469	8.3%	8,040	7,811	2.9%	23,361	22,833	2.3%
DOMESTIC BRAZIL (2)	3,349	3,368	-0.6%	10,578	10,391	1.8%	30,000	28,476	5.4%
INTERNATIONAL (3)	1,549	1,465	5.7%	4,910	4,699	4.5%	14,145	13,152	7.5%

LATAM GROUP CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	382	365	4.7%	1,158	1,101	5.2%	3,401	3,277	3.8%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	703	688	2.2%	2,173	2,106	3.2%	6,486	6,175	5.0%

CARGO LOAD FACTOR
SYSTEM	54.3%	53.0%	1.3p.p	53.3%	52.3%	1.0p.p	52.4%	53.1%	-0.6p.p

CARGO TONS TRANSPORTED (thousand)
SYSTEM	85	81	4.7%	256	246	4.4%	768	745	3.1%

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
ir.latam.com

(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.
ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus A330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

More financial information at ir.latam.com / www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
ir.latam.com